April 25, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0406
Washington, D.C. 20549
Attn.: Tamara Tangen, CPA

Re:	Smith Micro Software, Inc., (the “Company”) Item 4.01 Form 8-K filed on April 21, 2005

Dear Ms. Tangen:

     Pursuant to your written request of April 22, 2005, the Company hereby confirms that it intends to file, within the prescribed time period, an additional Item 4.01 Current Report on Form 8-K (the “Filing”) after the Company’s independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”), completes its review of the Company’s interim financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the first quarter ended March 31, 2005, and the relationship between the Company and Deloitte is actually terminated. Further, it is the Company’s intention that the Filing will address all of the disclosures required by Item 304 of Regulation S-K promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended, and that an updated letter from Deloitte, filed as Exhibit 16.1, will be provided along with the Filing.

     Additionally, pursuant to your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact the undersigned at (949) 362-5800 or Pat Arrington at (949) 932-3688. Thank you for your assistance with this matter.

Very truly yours,
/s/ William W. Smith, Jr.

William W. Smith, Jr.
President and Chief Executive Officer